As filed with the Securities and Exchange Commission on
                     December 3, 2003 Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                        --------------------------------
                                  ENERSIS S.A.
   (Exact name of issuer of deposited securities as specified in its charter)
                        --------------------------------
                                      N/A
                  (Translation of issuer's name into English)
                        --------------------------------

                               REPUBLIC OF CHILE
           (Jurisdiction of incorporation or organization of issuer)
                        --------------------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                       -------------------------------- -
                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
         (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)
                        --------------------------------
                             Mr. Donald J. Puglisi
                              puglisi & Associates
                         850 Library Avenue, Suite 204
                             Newark, Delaware 19711
      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
                Nicholas Kronfeld               Mildred Quinones-Holmes, Esq.
                Davis Polk & Wardwell           Citibank, N.A.
                450 Lexington Avenue            388 Greenwich Street, 19th Floor
                New York, NY 10016              New York, New York 10013
                  --------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                         |X| immediately upon filing.
                                         |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                        Proposed     Proposed         Amount of
    Title of Each       Amount to be    Maximum      Maximum       Registration
  Class of Securities   Registered      Aggregate    Aggregate         Fee
   to be Registered                     Offering     Offering
                                        Price Per    Price**
                                        ADS*
--------------------------------------------------------------------------------
American Depositary     100,000,000     $5.00        $5,000,000       $404.50
Shares, each
representing fifty
(50)common shares,
without par value,
of Enersis S.A.
--------------------------------------------------------------------------------
* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

           This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                             CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                            Location in Form of American
                                            Depositary Receipt ("Receipt")
Item Number and Caption                     Filed Herewith as Prospectus
                                            ----------------------------
1.  Name and address of Depositary          Face of Receipt, Introductory
                                            Paragraph

2.  Title of Receipts and                   Face of Receipt, top center
    identity of deposited securities

Terms of Deposit:
    (i)  The amount of deposited            Face of Receipt, upper right corner
         securities represented by
         one American Depositary
         Share

    (ii) The procedure for voting,          Reverse of Receipt, Paragraphs (13)
         if any, the deposited              and (14)
         securities

   (iii) The collection and                 Face of Receipt, Paragraph (4)
         distribution of dividends          Reverse of Receipt, Paragraphs (12)
                                            and (13)

    (iv) The transmission of                Reverse of Receipt, Paragraphs (13)
         notices, reports and proxy         and (16)
         soliciting material

    (v)  The sale or exercise of            Reverse of Receipt, Paragraph (12)
         rights

    (vi) The deposit or sale of             Face of Receipt, Paragraph (3);
         securities resulting from          Reverse of Receipt, Paragraph (15)
         dividends, splits or plans
         of reorganization

   (vii) Amendment, extension or            Reverse of Receipt, Paragraphs (21)
         termination or the deposit         and (22) (no provision for
         agreement                          extension)

   (viii)Rights of holders of               Reverse of Receipt, Paragraph (16)
         Receipts to inspect the
         transfer books of the
         depositary and the list of
         holders of Receipts

    (ix) Restrictions upon the right        Face of Receipt, Paragraphs (2),
         to deposit or withdraw the         (3), (4), (5), (6) and (7)
         underlying securities

    (x)  Limitation upon the                Reverse of Receipt, Paragraph (19)
         liability of the depositary

3.  Fees and charges which may be           Face of Receipt, Paragraph (6)
    imposed directly or indirectly
    against holders of Receipts


Item 2.  AVAILABLE INFORMATION              Face of Receipt, Paragraph (9)

      Enersis S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS


           THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Amended and Restated Deposit Agreement, dated as of June 1, 1994, among Enersis S.A., a corporation organized and existing under the laws of the Republic of Chile (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts ("ADRs") issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). - Filed herewith as Exhibit (a).

               (b)  Form of Foreign Exchange Contract.*

               (c) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities. - None

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit
(d).

               (e)  Certification under Rule 466. - Filed herewith as Exhibit
(e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative in the United States of the Company - Set forth on the signature pages herein.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and, (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.

-----------------------------------
* Previously filed

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 1, 1994, among Enersis S.A., a corporation organized and existing under the laws of the Republic of Chile, Citibank, N.A., as depositary, and all Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of December, 2003.

                                         Legal entity created by the Amended and
                                         Restated Deposit Agreement for the
                                         issuance of American Depositary
                                         Receipts evidencing American Depositary
                                         Shares, each representing fifty (50)
                                         common shares, without par value, of
                                         Enersis S.A.

                                         CITIBANK, N.A., as Depositary



                                         By:      /s/ Ricardo R. Szlezinger
                                             ----------------------------------
                                         Name:   Ricardo R. Szlezinger
                                         Title:  Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, Enersis S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile, on the 1st day of December, 2003.


                                         Enersis S.A.

                                         By:      /s/ Domingo Valdes
                                             ----------------------------------
                                         Name:    Domingo Valdes
                                         Title:   General Counsel

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Domingo Valdes to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on December 1, 2003.


Name                                     Title
----                                     ------

  /s/ Pablo  Yrarrazaval                 Chairman of the Board of Directors
-------------------------------
Name:  Pablo Yrarrazaval

                                         Vice Chairman of the Board of Directors
-------------------------------
Name:  Rafael Miranda

                                         Director
-------------------------------
Name:  Jose  Palomo


  /s/ Ernesto Silva                      Director
-------------------------------
Name:  Ernesto Silva


  /s/ Eugenio Tironi                     Director
-------------------------------
Name:  Eugenio Tironi


                                         Director
-------------------------------
Name:  Hernan Somerville

                                         Director
-------------------------------
Name:  Alfonso Arias


  /s/ Mario Valcarce                     CEO
-------------------------------
Name:  Mario Valcarce


  /s/ Alfredo Ergas                      CFO
-------------------------------
Name:  Alfredo Ergas


  /s/ Domingo Valdes                     Legal Counsel
-------------------------------
Name:  Domingo Valdes


  /s/ Fernando Isac                      Accounting Director
-------------------------------
Name:  Fernando Isac






Authorized Representative in the United States

  /s/ Donald J. Puglisi
-------------------------------
Name:  Donald J. Puglisi

                               Index to Exhibits
                               -----------------
                                                                 Sequentially
  Exhibit                  Document                              Numbered Page
  -------                  --------                             --------------


  (a)                      Amended and Restated
                           Deposit Agreement
                           dated as of June 1, 1994

  (d)                      Opinion of counsel to
                           the Depositary

  (e)                      Certification under Rule 466

      (a) Amended and Restated Deposit Agreement dated as of June 1, 1994

--------------------------------------------------------------------------------
                                  ENERSIS S.A.



                                      and



                                CITIBANK, N.A.,
                                 As Depositary



                                      and



                    HOLDERS OF AMERICAN DEPOSITARY RECEIPTS




               --------------------------------------------------

                     Amended and Restated Deposit Agreement

               --------------------------------------------------



                            Dated as of June 1, 1994





--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----
Parties ....................................................................1
Recitals ...................................................................1


                                   ARTICLE I
                                  DEFINITIONS

     SECTION 1.01. American Depositary Shares ..............................1
     SECTION 1.02. Central Bank ............................................2
     SECTION 1.03. Chile ...................................................2
     SECTION 1.04. Commission ..............................................2
     SECTION 1.05. Company .................................................2
     SECTION 1.06. Custodian ...............................................2
     SECTION 1.07. Deposit Agreement .......................................2
     SECTION 1.08. Depositary ..............................................2
     SECTION 1.09. Deposited Securities ....................................2
     SECTION 1.10. Dollars .................................................2
     SECTION 1.11. Foreign Exchange Contract ...............................3
     SECTION 1.12. Foreign Registrar .......................................3
     SECTION 1.13. Holder ..................................................3
     SECTION 1.14. Principal Office ........................................3
     SECTION 1.15. Receipts ................................................3
     SECTION 1.16. Registrar ...............................................3
     SECTION 1.17. Securities Act of 1933 ..................................3
     SECTION 1.18. Securities Exchange Act of 1934 .........................3
     SECTION 1.19. Shares ..................................................3
     SECTION 1.20. SVS .....................................................4

                                   ARTICLE II

               FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
                  DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS

     SECTION 2.01. Form and Transferability of Receipts ....................4
     SECTION 2.02. Deposit of Shares .......................................5
     SECTION 2.03. Execution and Delivery of Receipts ......................7
     SECTION 2.04. Transfer of Receipts; Combination
                        and Split-up of Receipts ...........................8
     SECTION 2.05. Surrender of Receipts and Withdrawal
                        of Deposited Securities ............................8
     SECTION 2.06. Limitations on Execution and Delivery,
                        Transfer and Surrender of Receipts .................10
     SECTION 2.07. Lost Receipts, etc.......................................11
     SECTION 2.08. Cancellation and Destruction of

                                                                           Page
                                                                           ----
                        Surrendered Receipts ...............................12

                                  ARTICLE III
                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS

     SECTION 3.01. Filing Proofs, Certificates and
                             Other Information .............................12
     SECTION 3.02. Liability of Holder for Taxes ...........................12
     SECTION 3.03. Warranties on Deposit of Shares .........................13
     SECTION 3.04. Disclosure of Interests .................................13
     SECTION 3.05. Compliance with Chilean Law .............................13


                                   ARTICLE IV
                            THE DEPOSITED SECURITIES

     SECTION 4.01. Power of Attorney .......................................14
     SECTION 4.02. Cash Distributions; Withholding .........................14
     SECTION 4.03. Distributions Other Than Cash or Shares .................15
     SECTION 4.04. Distributions in Shares .................................16
     SECTION 4.05. Rights ..................................................16
     SECTION 4.06. Conversion of Foreign Currency  .........................18
     SECTION 4.07. Fixing of Record Date ...................................19
     SECTION 4.08. Voting of Deposited Securities ..........................20
     SECTION 4.09. Changes Affecting Deposited Securities ..................21
     SECTION 4.10. Available Information ...................................21
     SECTION 4.11. Reports .................................................21
     SECTION 4.12. Lists of Receipt Holders ................................22
     SECTION 4.13. Taxation ................................................22

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

     SECTION 5.01. Maintenance of Office and Transfer
                        Books by the Depositary ............................23
     SECTION 5.02. Prevention or Delay in Performance
                        by the Depositary or the Company ...................24
     SECTION 5.03. Obligations of the Depositary, the
                        Custodian and the Company ..........................24
     SECTION 5.04. Resignation and Removal of the
                        Depositary; Appointment of
                        Successor Depositary ...............................25
     SECTION 5.05. The Custodian ...........................................26
     SECTION 5.06. Notices and Reports .....................................27
     SECTION 5.07. Issuance of Additional Shares, Etc ......................27
     SECTION 5.08. Indemnification .........................................28

                                                                           Page
                                                                           ----
     SECTION 5.09. Charges of Depositary ...................................30
     SECTION 5.10. Certain Rights of the Depositary;
                        Limitations ........................................30

                                   ARTICLE VI

                            AMENDMENT AND TERMINATION

     SECTION 6.01. Amendment ...............................................31
     SECTION 6.02. Termination .............................................32

                                   ARTICLE VII

                                  MISCELLANEOUS

     SECTION 7.01. Counterparts ............................................33
     SECTION 7.02. No Third Party Beneficiaries ............................33
     SECTION 7.03. Severability ............................................33
     SECTION 7.04. Holders Parties; Binding Effect .........................33
     SECTION 7.05. Notices .................................................33
     SECTION 7.06. Governing Law ...........................................34
     SECTION 7.07. Compliance with U.S. Securities Laws ....................34

[FORM OF FACE OF RECEIPT]
     (1)  The Deposit Agreement ............................................A-2
     (2)  Surrender of Receipts and Withdrawal of
              Deposited Securities .........................................A-2
     (3)  Transfers, Split-ups and Combinations ............................A-3
     (4)  Liability of Holder for Taxes ....................................A-5
     (5)  Agreements by Depositor ..........................................A-5
     (6)  Charges of Depositary ............................................A-5
     (7)  Title to Receipt .................................................A-6
     (8)  Validity of Receipt ..............................................A-6
     (9)  Available Information ............................................A-6
     (10) Disclosure of Beneficial ownership ...............................A-6
     (11) Compliance with Chilean Law ......................................A-7

(FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

     (12) Dividends and Distributions; Rights ..............................A-8
     (13) Record Dates .....................................................A-10
     (14) Voting of Deposited Securities ...................................A-10
     (15) Changes Affecting Deposited Securities ...........................A-11
     (16) Reports; Inspection of Transfer Books ............................A-11
     (17) Taxation .........................................................A-11

                                                                           Page
                                                                           ----
     (18) Certain Rights of the Depositary; Limitations ....................A-12
     (19) Liability of the Company and the Depositary ......................A-13
     (20) Resignation and Removal of Depositary;
              Substitution of the Custodian ................................A-14
     (21) Amendment of Deposit Agreement and Receipts ......................A-14
     (22) Termination of Deposit Agreement .................................A-14
     (23) Compliance with U.S. Securities Laws..............................A-15


CHARGES OF THE DEPOSITARY ..................................................B-1

DEPOSIT AGREEMENT



         AMENDED AND RESTATED DEPOSIT AGREEMENT, dated as of June 1, 1994 among ENERSIS S.A., a corporation organized and existing under the laws of the Republic of Chile (herein called the "Company"), CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America (herein called the "Depositary"), and all Holders (as hereinafter defined) from time to time of American Depositary Receipts issued hereunder amending and restating the Deposit Agreement dated October 18, 1993 among the Company, the Depositary and all Holders (the "Original Agreement").


                                   WITNESSETH:


         WHEREAS, the parties hereto desire through the Depositary to provide for the deposit of Shares of the Company from time to time with the Depositary or a Custodian, as agents of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing such Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing such American Depositary Shares; and

         WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement;

         WHEREAS, the parties hereto have requested that the Original Agreement be restated on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the premises, the parties agree that the original Agreement shall be amended and restated as follows:


                                    ARTICLE I
                                   DEFINITIONS

         The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the following respective terms used in this Deposit
Agreement:

         SECTION 1.01. American Depositary Shares. The term "American Depositary
                       --------------------------
Shares" shall mean the rights evidenced by the Receipts issued hereunder including the interests in the Deposited Securities granted to the Holders of Receipts pursuant to the terms and conditions of this Deposit Agreement. Each American Depositary Share shall represent fifty Shares; provided, however, that
                                                        --------  -------
if there shall occur a distribution upon Deposited Securities covered by Section
4.04 or a change in Deposited Securities covered by Section 4.09 with respect to which additional Receipts are not executed and delivered, the term "American Depositary Shares" shall thereafter represent the number of Shares or Deposited Securities determined in accordance with such Sections.

         SECTION 1.02. Central Bank. The term "Central Bank" shall mean Banco
                       ------------
Central de Chile and its successors.

         SECTION 1.03. Chile. The term "Chile" shall mean the Republic of Chile.
                       -----

         SECTION 1.04. Commission. The term "Commission" shall mean the
                       ----------
Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

         SECTION 1.05. Company. The term "Company" shall mean ENERSIS S.A., a
                       -------
corporation organized and existing under the laws of the Republic of Chile, having its principal offices at Santiago, Chile, and its successors.

         SECTION 1.06. Custodian. The term "Custodian" shall mean one or more
                       ---------
agents of the Depositary for purposes of this Deposit Agreement, and any other firm or corporation which may hereafter be appointed by the Depositary, with notice to the Company, pursuant to the terms of Section 5.05, as substitute custodian hereunder, as the context shall require, and the term "Custodians" shall mean all such persons, collectively.

         SECTION 1.07. Deposit Agreement. The term "Deposit Agreement" shall
                       -----------------
mean this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

         SECTION 1.08. Depositary. The term "Depositary" shall mean Citibank,
                       ----------
N.A., a national banking association organized and existing under the laws of the United States of America, and any successor as depositary hereunder.

         SECTION 1.09. Deposited Securities. The term "Deposited Securities" as
                       --------------------
of any time shall mean Shares at such time deposited or deemed to be deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or a Custodian in respect or in lieu of Shares, other securities, property or cash previously received by the Depositary or Custodian and at such time held hereunder, subject as to cash to the provisions of section 4.06.

         SECTION 1.10. Dollars. The term "dollars" shall mean United States
                       -------
dollars.

         SECTION 1.11. Foreign Exchange Contract. The term "Foreign Exchange
                       -------------------------
Contract" shall mean the "Chapter XXVI Agreement" among Central Bank, Citibank, N.A. and the Company, dated as of October 15, 1993, entered into under Article 47 of the constitutional Organic Law of Banco Central de Chile and the provisions of Chapter XXVI of the Compendium of Foreign Exchange Regulations of Chile.

         SECTION 1.12. Foreign Reqistrar. The term "Foreign Registrar" shall
                       -----------------
mean the Company, in its role as registrar for the Shares, or any successor as registrar for the Shares.

         SECTION 1.13. Holder. The term "Holder" shall mean the person in whose
                       ------
name a Receipt is registered on the books of the Depositary or any register of any Registrar maintained for such purpose.

         SECTION 1.14. Principal Office. The term "Principal Office", when used
                       ----------------
with respect to the Depositary, shall be the principal office of the Depositary, which at the date of this Deposit Agreement is located at 111 Wall Street, 5th Floor, New York, New York 10043.

         SECTION 1.15.  Receipts.  The term "Receipts" shall mean the American
                        --------
Depositary Receipts issued hereunder evidencing American Depositary Shares. A Receipt may evidence any number of American Depositary Shares.

         SECTION 1.16. Registrar. The term "Registrar" shall mean any bank or
                       ---------
trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary, upon the request or with the approval of the Company, to register ownership and transfer of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, upon the request or with the approval of the Company, for such purposes.

         SECTION 1.17. Securities Act of 1933. The term "Securities Act of
                       ----------------------
1933" shall mean the United States Securities Act of 1933, as from time to time amended.

         SECTION 1.18. Securities Exchange Act of 1934. The term "Securities
                       -------------------------------
Exchange Act of 1934" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.

         SECTION 1.19. Shares. The term "Shares" shall mean common shares of the
                       ------
Company, without nominal/par value; provided, however, that if there shall occur any change in nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.09, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification or such exchange or conversion.

         SECTION 1.20. SVS. The term "SVS" shall mean the Superintendencia de
                       ---
Valores y Seguros of Chile.


                                   ARTICLE II

               FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
                  DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS

         SECTION 2.01. Form and Transferability of Receipts. Definitive Receipts
                       ------------------------------------
shall be engraved, printed or lithographed on steel-engraved borders and shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Such Receipts shall be issued, dated and executed by the Depositary by the manual or facsimile signature of a duly authorized officer of the Depositary. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose unless such Receipt shall have been executed by the Depositary by the signature of a duly authorized officer. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts shall be executed and dated by the Depositary by the manual or facsimile signature of a duly authorized signatory of the Depositary; provided, however, that Receipt may only be executed by the
            --------  -------
Depositary by facsimile signature if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized signatory of the Registrar and dated by such signatory. No Receipt shall be entitled to any benefit under this Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory or, if a Registrar for the Receipts (other than the Depositary) shall have been appointed, by the facsimile signature of a duly authorized signatory of the Depositary and countersigned manually by a fully authorized signatory of the Registrar, and such execution of any Receipt by manual (and facsimile, in case a Registrar for the Receipts (other than the Depositary) has been appointed) signature shall be conclusive evidence, and the only evidence, that such Receipt has been duly executed and delivered hereunder. The Depositary shall maintain a registrar in which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts bearing the manual or facsimile signature of anyone who was at the time of signature a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall constitute adequate signature hereunder, notwithstanding that such signatory has ceased to be so authorized prior to or after the delivery of such Receipts. Receipts shall be in denominations of any number of whole American Depositary Shares.

         The Receipts may, upon consultation with the Company, be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be required by the Depositary or required to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange or market upon which Receipts may be listed or traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

         Subject to any limitation set forth herein or in the Receipt, title to a Receipt (and to the American Depositary Shares evidenced thereby), when such Receipt is properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes.

         SECTION 2.02. Deposit of Shares. Shares may be deposited under this
                       -----------------
Deposit Agreement by delivery of (i) certificates (including the certification referred to below) therefor to the Custodian, accompanied by any appropriate instrument or instruments of transfer, or endorsement, in form satisfactory to the Custodian, together with any other documents and payments required under this Deposit Agreement, including without limitation those referred to in Exhibit B annexed hereto, and (ii) a written order to the Custodian directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing such deposited Shares.

         No Share of the Company shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that the deposit has been authorized by the Central Bank (unless and until the Company provides the Depositary with evidence satisfactory to it that such authorization is no longer necessary), and that the conditions for such authorization, as set forth in the Foreign Investment Contract, have been satisfied.

         As a condition to the deposit of Shares, the Depositary may require, at its discretion, evidence satisfactory to the Depositary that any necessary approval has been granted by the governmental authority or body in Chile, if any, which is then performing the function of the regulation of currency exchange.

         If required by the Depositary, Shares presented for deposit in accordance with this Agreement at any time shall also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Depositary of any dividend, or right to subscribe for additional Shares or any other securities or to receive other property, which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

         At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive certificates for Shares to be deposited, together with any other documents and payments required under this Deposit Agreement, for the purpose of forwarding such Share certificates to the Custodian for deposit hereunder.

         Upon each delivery to the Custodian of Shares pursuant to this Section (or other Deposited Securities) in registered form, the Custodian shall as soon as practicable obtain confirmation of the recordation of registration of transfer of such Shares (or other Deposited Securities) in the name of the Depositary or its nominee or the Custodian or its nominee at the cost and expenses of the person making such deposit (or for whose benefit such deposit is made). Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary in such manner at such place or places as the Depositary shall determine.

     The Custodian shall not accept for deposit Shares unless it receives from or on behalf of the depositor of Shares a certificate satisfactory to it to the effect that either (a) each of the following conditions has been met:

                   (i) the Shares were purchased with Chilean pesos received upon conversion by the investor of U.S. dollars in the formal exchange market;

                   (ii) at the time of such currency conversion, the depositor indicated his intention to purchase Shares entitled to the benefits of the Foreign Investment Contract;

                   (iii) the depositor acquired such Shares on an authorized stock exchange in Chile;

                   (iv) the Shares being deposited have been registered in the name of the Depositary or its nominee; and

                   (v) the investor has waived the right of access to the formal exchange market relating to the Shares being deposited.

         or (b) such Shares are being redeposited by a former Holder who received them upon surrendering Receipts (in which case the certificate of the Custodian referred to in Section 2.05 of this agreement shall serve as satisfactory evidence) and that the Holder waives the right to access to the formal exchange market relating to the Shares being redeposited.

         SECTION 2.03. Execution and Delivery of Receipts. Upon the deposit of
                       ----------------------------------
Shares pursuant to Section 2.02, together with the other documents specified above, and if the Depositary shall so require, a proper acknowledgement or other evidence from the Foreign Registrar satisfactory to the Depositary that the Deposited Securities have been recorded upon the books of the Foreign Registrar in the name of the Depositary or its nominee or a Custodian or its nominee, the Custodian shall notify the Depositary of such deposit and recordation and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request and risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from a Custodian, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the written order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person is entitled, but only upon payment to the Depositary of the fee of the Depositary for the issuance, execution and delivery of such Receipt or Receipts, and of all taxes, duties and governmental charges and fees payable in connection with such deposit and the transfer of the deposited Shares.

         SECTION 2.04. Transfer of Receipts: Combination and Split-up of
                       -------------------------------------------------
Receipts. The Depositary, subject to the terms and conditions of this Deposit
--------
Agreement, shall register from time to time transfers of Receipts on its transfer books upon any surrender of a Receipt by the Holder in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer, and duly stamped as may be required by applicable law. Thereupon the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto.

         The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

         The Depositary upon the written request of the Company shall, or with the written approval of the Company may, appoint one or more co-transfer agents for the purpose of effecting transfer, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. Such co-transfer agents shall be removed and substitutes appointed by the Depositary upon the written request, or with the written approval of, the Company. Each co-transfer agent appointed under this Section 2.04 shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to Receipts and will be entitled to protection and indemnity to the same extent as the Depositary. The Depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at the request of the Company.

         SECTION 2.05. Surrender of Receipts and Withdrawal of Deposited
                       -------------------------------------------------
Securities.  Upon surrender at the Principal Office of the Depositary of a
----------
Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the fee of the Depositary for the cancellation of Receipts (as set forth on Exhibit B annexed hereto) and payment of all taxes, duties and other governmental charges and applicable fees payable in connection with the delivery of Deposited Securities against surrender of Receipts, and upon delivery of any certifications required pursuant to the laws of Chile, and subject to the terms and conditions of this Deposit Agreement, the Estatutos of the Company and the Deposited Securities, the Holder of such Receipt shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by such Receipt.

         Delivery of Deposited Securities may be made by the delivery of certificates, to the extent such Deposited Securities may be represented by certificates, which, if required by law, shall be properly endorsed or accompanied by properly executed instruments of transfer, and if such certificates may be so registered, registered in the name of such Holder, or as ordered by such Holder or properly endorsed or accompanied by proper instruments of transfer. Notwithstanding any provision of this Deposit Agreement or the Receipts, the Depositary may restrict withdrawals of Deposited Securities during any period when the transfer books of the Depositary or the Company are closed or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time. Notwithstanding any provision of the Deposit Agreement to the contrary, the surrender of outstanding receipts and withdrawal of Deposited Securities may not be suspended except for the reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act of 1933.

         Delivery of Deposited Securities shall be made, as hereinafter provided, without unreasonable delay. Simultaneously with the delivery of Deposited Securities to the Holder or its designee, the Custodian, pursuant to the Foreign Exchange Contract, will issue or cause to be issued to the Holder or such designee a certificate which states that the Deposited Securities have been transferred to the Holder or its designee by the Depositary and that the Depositary waives in favor of the Holder or its designee the right of access to the formal foreign exchange market relating to such withdrawn Deposited Securities.

         A Receipt surrendered pursuant hereto shall be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of the person or persons designated in such order. Thereupon the Depositary shall direct a Custodian to deliver at the office of such Custodian, subject to Sections 2.06, 3.01 and 3.02, and to the other terms and conditions of this Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of Deposited Securities represented by such Receipt, except that the Depositary may in its discretion make delivery to such person or persons at the Principal Office of the Depositary of any Deposited Securities (other than Shares) and any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.

         At the request, risk and expense of any Holder surrendering a Receipt, and for the account of such Holder, the Depositary shall direct a Custodian to forward a certificate or certificates or other appropriate evidence of title and other proper documents of title for the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         For purposes of a tax ruling dated January 29, 1990 issued by the Chilean Internal Revenue Service regarding certain tax matters relating to American Depositary Shares and American Depositary Receipts, the acquisition value of any Share or other Depositary Security upon its withdrawal by a Holder upon surrender of the corresponding Receipt shall be the highest reported sales price of such Share or other Deposited Security on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange") on the day on which the transfer of such Share or other Deposited Security from the Depositary to such Holder is recorded on the books of the Foreign Registrar. In the event that the Shares or other Deposited Securities are not then traded on the Santiago Stock Exchange, such value shall be the highest reported sales price on the principal stock exchange or other organized securities market in Chile on which such Shares or other Deposited Securities are then traded. In the event that no such sales price is reported on the day on which such transfer is recorded on the books of the Foreign Registrar, such value shall be deemed to be the highest sale price reported on the last day on which such sales price was reported, provided, that if such day is more than 30 days prior to the date of such transfer, such price shall be increased by the percentage increase over the corresponding period in the Chilean consumer price index as reported by the pertinent governmental authority of Chile.

         SECTION 2.06. Limitations on Execution and Delivery, Transfer and
                       ---------------------------------------------------
Surrender of Receipts.  As a condition precedent to the execution and delivery,
---------------------
registration of transfer, split-up, combination or surrender of any Receipt or transfer or withdrawal of any Deposited Securities, the Depositary or a Custodian may require payment from the presenter of the Receipt, or the depositor of the Shares, of a sum sufficient to reimburse it for any tax or other governmental charge (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and any stock transfer or registration fee with respect thereto and payment of any applicable fees as herein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and compliance with any regulations the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement, including, without limitation, this Section 2.06 and may also require compliance with any laws or governmental regulations relating to American depositary receipts or to the withdrawal of Deposited Securities.

         After consultation with the Company, the delivery of Receipts against deposits of particular Shares may be withheld, or the delivery of Receipts against the deposit of Shares generally may be suspended, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company are closed, or if any such action is deemed, in good faith, necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental authority, body or commission, or under any provision of this Deposit Agreement. The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, accept as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States, unless a registration statement is in effect as to such Shares. The Depositary shall comply with written instructions of the Company not to accept for deposit under the Deposit Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with securities laws in the United States or Chile.

         SECTION 2.07. Lost Receipts, etc. In case any Receipt shall be
                       ------------------
mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed or lost or stolen Receipt, upon the Holder thereof filing with the Depositary (a) a request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser and (b) a sufficient indemnity bond, and satisfying any other reasonable requirements imposed by the Depositary.

         SECTION 2.08. Cancellation and Destruction of Surrendered Receipts. All
                       ----------------------------------------------------
Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled.


                                   ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS

         SECTION 3.01. Filing Proofs, Certificates and Other Information. Any
                       -------------------------------------------------
person presenting Shares for deposit or any Holder of a Receipt may be required from time to time to file such proof of citizenship or residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership, or such information relating to the registration on the books of the Company or the Registrar, if applicable, of the Shares presented for deposit or other information, to execute and deliver such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed, or such certificates are executed or such representations and warranties are made. The Depositary shall provide the Company, in a timely manner, with copies of any such proofs of citizenship or residence, exchange control approval, legal or beneficial ownership or other information referred to above which it receives.

         SECTION 3.02. Liability of Holder for Taxes. If any tax or other
                       -----------------------------
governmental charge shall become payable by the Custodian or the Depositary or its nominee with respect to any Deposited Securities evidenced by any Receipt, such tax or other governmental charge shall be payable by the Holder of such

Receipt to the Depositary. The Depositary may refuse to effect any transfer, split-up or combination of such Receipt or any withdrawal of Deposited Securities evidenced thereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder of such Receipt remaining liable for any deficiency.

         SECTION 3.03. Warranties on Deposit of Shares. Every person depositing
                       -------------------------------
Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that such Shares are validly issued, fully paid and non-assessable and free of any preemptive rights, and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that the deposit of Shares or sale of Receipts by that person is not restricted under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts in respect thereof.

         SECTION 3.04. Disclosure of Interests. To the extent that provisions of
                       -----------------------
or governing any Deposited Securities may require the disclosure of beneficial or other ownership of Deposited Securities, other Shares and other securities to the Company and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the Depositary shall use its reasonable efforts to comply with Company instructions as to Receipts in respect of any such enforcement or limitation and Holders shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions.

         SECTION 3.05. Compliance with Chilean Law. Pursuant to a Circular
                       ---------------------------
Letter of the SVS dated June 28, 1990, Holders are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Holders shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile. Article 12 requires that, among other things, Holders report to the SVS and the stock exchanges in Chile on which the Shares are listed:

          (a) any direct or indirect acquisition or sale of Receipts that results in the Holder acquiring or disposing of, directly or indirectly, the right to own 10% or more of the total share capital of the Company; and

         (b) any direct or indirect acquisition or sale of Receipts or options to buy or sell Receipts, in any amount, made by (i) a Holder that owns Receipts representing 10% or more of the Shares or (ii) a director, general manager or manager of the Company.

Article 54 requires that, among other things, any Holder intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045) of the Company (a) publish a notice of such intention in a newspaper in Chile disclosing the price and terms of any such acquisition at least five days prior to the actual acquisition and (b) send a written notice of such intention to the SVS and the stock exchanges in Chile on which the Shares are listed prior to such publication.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES

         SECTION 4.01. Power of Attorney. Each Holder, upon acceptance of a
                       -----------------
Receipt issued in accordance with the terms hereof, thereby acknowledges the right of the Depositary, with power to delegate, to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, including but not limited to those set forth in Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

         SECTION 4.02. Cash Distributions; Withholding. Whenever the Custodian
                       -------------------------------
or Depositary shall receive any cash dividend or other cash distribution by the Company on any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.06, convert or cause to be converted such dividend or distribution into dollars and shall distribute the amount thus received to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that in the event that the Company or its
              --------  -------
agent, the Depositary or a Custodian shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Holders of Receipts for American Depositary Shares representing such Deposited Securities shall be reduced accordingly provided, however, that the
                                                  --------  -------
Depositary shall make appropriate adjustments in the amounts so distributed in respect of (a) any such Deposited Securities being not entitled, by reason of date of issuance or otherwise, to receive all or any portion of such distribution or (b) any amounts (i) withheld or required to be withheld by the

Company, the Custodian or the Depositary from any such distribution pursuant to
Section 3.02 or otherwise on account of taxes or other governmental charges, or
(ii) charged by the Depositary in the conversion of foreign currency into Dollars pursuant to Section 4.05. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder of a Receipt a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to the Holders of Receipts then outstanding. The company or its agent will remit to the appropriate governmental authority or agency in Chile all amounts required to be withheld and owing to such authority or agency by the Company. The Depositary or its agent will remit to the appropriate government authority or agency in Chile all amounts required to be withheld by the Depositary. The Depositary will forward to the Company such information from its records as the Company may reasonably request to enable the Company to file necessary reports with governmental authorities or agencies, and either the Depositary, a Custodian or the Company or its agent, as appropriate, may file any such reports necessary to obtain benefits under the applicable tax treaties for the Holders of Receipts.

         SECTION 4.03. Distributions Other Than Cash or Shares. Whenever the
                       ---------------------------------------
Custodian or Depositary shall receive any distribution other than cash, rights or Shares upon any Deposited Securities, the Depositary shall, after consultation with the Company to the extent practicable, cause the securities or property received by such Custodian to be distributed to the Holders of Receipts entitled thereto after deduction or upon payment of the expenses of the Depositary, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary, with the consent of the Company, deems equitable and practicable for accomplishing such distribution; provided, however, that if in
                                                 --------  -------
the opinion of the Depositary such distribution cannot be made proportionately among the Holders of Receipts entitled thereto, or if for any other reason (including but not limited to any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to the Holders) the Depositary deems such distribution not to be feasible, the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale, at such place or places and upon such terms as it may deem proper) of the securities or property thus received, or any part thereof, and, in such case, the net proceeds of any such sale shall be distributed by the Depositary to the Holders of Receipts entitled thereto as in the case of a distribution received in cash.

         SECTION 4.04. Distributions in Shares. Subject to the last sentence of
                       -----------------------
this Section 4.04, if any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall, if the Company so requests, distribute to the Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11. The Depositary will not issue fractional American Depositary Shares. In lieu of issuing Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds to Holders, all in the manner and subject to the conditions described in Section 4.02. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. Notwithstanding the foregoing, in the event that the Depositary determines that a distribution in Shares may not legally be made to some or all Holders, whether directly or as provided in the preceding sentence, the Depositary may sell such Shares and remit the proceeds thereof to the Holders entitled thereto as in the case of a distribution in cash.

         SECTION 4.05. Rights. In the event that the Company shall offer or
                       ------
cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to the Holders of Receipts or in disposing of such rights on behalf of such Holders and making the net proceeds available in dollars to such Holders; provided, however, that the Depositary will, if requested by the Company, take action as follows:

                   (i) if at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to Holders of Receipts by means of warrants or otherwise, the Depositary shall, after payment of all fees and expenses of the Depositary, distribute warrants or other instruments therefor in such form as it may determine to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders; or

               (ii) if at the time of the offering of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to Holders of Receipts by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary in its discretion may sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the proceeds (net of all fees and expenses of the Depositary) of any such sale for the accounts of the Holders of Receipts otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practicable basis without regard to any distinctions among such Holders because of the application of exchange restrictions with regard to a particular Holder, or the date of delivery of any Receipt or Receipts, or otherwise or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Holders or dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse.

         If the Depositary has distributed warrants or other instruments for rights to all or certain Holders, then upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of any amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees of the Depositary and any other charges as set forth in such warrants or other instruments or as may be requested by the Company to the Depositary in writing, the Depositary shall, on behalf of such Holder, exercise the rights and purchase the Shares, and the Company shall, upon receipt of payment of any charges requested as above, cause the Shares so purchased to be delivered to the Depositary on behalf of such Holder. The Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of this Deposit Agreement, and shall, pursuant to Section 2.03 of this Deposit Agreement, execute and deliver Receipts to such owner. In the case of a distribution pursuant to this section, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

         If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company to offer such rights to Holders of Receipts and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders of Receipts in the United States or to any U.S. person (each as defined in Regulation S under the Securities Act of 1933) unless and until such a registration statement is in effect, or unless the offering and sale of such securities to the Holders of such Receipts are exempt from registration under the provisions of such Act; provided that nothing in this Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Company to file such a registration statement or to endeavor to have such a registration statement declared effective.

         SECTION 4.06. Conversion of Foreign Currency. Whenever the Depositary
                       ------------------------------
or the Custodian shall receive foreign currency by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof such currency so received can in the judgment of the Depositary be converted on a reasonable basis into dollars and the resulting dollars transferred to the United States, the Depositary shall subject to the Foreign Exchange Contract and of any requirements of Chilean law or regulations in effect from time to time, convert or cause to be converted, by sale or in any other manner that it may determine, such currency into dollars, and such dollars shall be distributed to the Holders of Receipts entitled thereto (net of the expenses of the Depositary in respect of such conversion) or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution to the Holders may be made upon an averaged or other practicable basis without regard to any distinctions among such Holders because of the application of exchange restrictions with regard to a particular Holder or otherwise or the date of delivery and without liability for interest.

         The Depositary shall exercise its rights under the Foreign Exchange Contract as and to the extent appropriate in order to effect such conversions and distributions, and is authorized to give such certifications, and enter into such agreements and arrangements as may be necessary or convenient thereunder or in connection therewith, provided, however, that the Depositary shall not be obligated to incur any material expense in connection therewith or to take any action that would subject it to any expense, liability or civil or criminal penalty or sanction or civil or criminal preceding, unless satisfactory indemnity is furnished with respect thereto.

         If such conversion or distribution to the Holders can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

         If at any time the Depositary shall determine that, in its judgment, any currency other than dollars received by the Depositary or the Custodian is not convertible on a reasonable basis into dollars transferable to the United States, or if the Foreign Exchange Contract shall cease to be in effect or the rights of the Depositary thereunder shall be restricted or suspended, or if any approval or license of any governmental authority or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such currency (or an appropriate document evidencing the right to receive such currency) received by the Depositary to, or, in its discretion, may hold such currency (without liability for interest) for the respective accounts of, the Holders of Receipts entitled to receive the same.

         If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution in dollars to some Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Holders of Receipts for whom such conversion and distribution is practicable and may distribute the balance of such currency received by the Depositary to, or hold such balance for the account of (without liability for interest), the Holders of Receipts for whom such conversion and distribution is not practicable.

         SECTION 4.07. Fixing of Record Date. Whenever any cash dividend or
                       ---------------------
other cash distribution shall become payable or any distribution other than cash shall be made, or rights shall be issued with respect to Shares, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by ADSs, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Company shall promptly notify the Depositary of the recorded date in respect thereof and the

Depositary shall fix a record date (which to the extent practicable shall be the same record date set by the Company) for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to exercise any voting rights at such meeting. Subject to the provisions of Sections 4.01 through 4.06 and to the other terms and conditions of this Deposit Agreement, the Holders of Receipts on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend, distribution or rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively and to give voting instructions and to act in respect of any other such matter.

         SECTION 4.08. Voting of Deposited Securities. As soon as practicable
                       ------------------------------
after receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice containing (a) such information as is contained in the solicitation materials, if any, and (b) a statement that each Holder at the close of business on the record date specified in Section 4.07 will be entitled, subject to the provisions of or governing Deposited Securities (including, without limitation, any applicable provision of Chilean law and of the Estatutos of the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the American Depositary Shares evidenced by such Holders' Receipts. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote) the Deposited Securities presented by the American Depositary Shares evidenced by such Holder's Receipts in accordance with any instructions set forth in such request. The Depositary agrees not to, and shall instruct the Custodian and each of its nominees, if any, not to, vote the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by an American Depositary Receipt other than in accordance with such written instructions from the Holders. The Depositary shall not itself exercise any voting discretion over any Deposited Securities. If no voting instructions are received by the Depositary from any Holder with respect to the Deposited Securities represented by the American Depositary Shares evidenced by such Holder's Receipts on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the

Board or to a person designated by him, to vote the Deposited Securities on any matters other than contested matters (it being understood that an election of Directors at an annual or extraordinary meeting of shareholders is not a contested matter) matters that may affect substantially the rights or privileges attributable to the Deposited Securities represented by the American Depositary Shares evidenced by such Holder's Receipts, and the Depositary shall give a discretionary proxy with full power of substitution to the Chairman of the Board or to a person designated by him to vote the Deposited Securities on any such matters, provided that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which the Chairman of the Board directs the Depositary that he does not wish such proxy to be given. No such proxy shall continue in effect beyond 5 P.M., Santiago Time, on the penultimate day of any calendar month.

         SECTION 4.09. Changes Affecting Deposited securities. Upon any change
                       --------------------------------------
in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the y Depositary or a Custodian in exchange for, or in conversion of, or in respect of, Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

        SECTION 4.10. Available Information. The Company is subject to the
                      ---------------------
periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission. These public reports can be inspected by Holders and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

        SECTION 4.11. Reports. The Depositary shall make available for
                      -------
inspection by the Holders of Receipts at its Principal Office any reports and communications received from the Company which are both (a) received by the Depositary, the Custodian or nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders of Receipts copies of such reports when furnished by the Company pursuant to
Section 5.06.

         The Depositary shall also furnish to the commission, with a copy to the Company, semi-annually, beginning on or before six months after the effective date of the registration statement filed with the commission under the Securities Act of 1933 relating to the Receipts, the following information in tabular form

                  (1) the number of American Depositary Shares evidenced by Receipts issued during the period covered by the report;

                  (2) the number of American Depositary Shares evidenced by Receipts retired during the period covered by the report;

                  (3) the total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period; and

                  (4) the total number of the Holders of Receipts at the end of the six-month period.

         The Depositary shall also furnish the Commission with the name of each dealer known to the Depositary depositing Shares against issuance of Receipts during the period covered by the report. The Company shall furnish the Depositary with the names of each such dealer known to the Company, and the Depositary shall include in its report the names of such dealer or dealers which are supplied by the Company.

         SECTION 4.12. Lists of Receipt Holders. Promptly upon request by the
                       ------------------------
Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary.

         SECTION 4.13. Taxation. Notwithstanding any other provision of this
                       --------
Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or other governmental charge, including by public or private sale, at such place or places and upon such terms as it may deem proper, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges and any applicable expenses of the Depositary to the Holders of Receipts entitled thereto in proportion to the number of American Depositary Shares held by them respectively.

                                    ARTICLE V

                  THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

         SECTION 5.01. Maintenance of Office and Transfer Books by the
                       -----------------------------------------------
Depositary. Until termination of this Deposit Agreement in accordance with its
----------
terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers, and surrender, of Receipts in accordance with the provisions of this Deposit Agreement.

         The Depositary shall keep books in such New York City facilities for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Holders of Receipts and the Company, provided that such inspection shall not be for the purpose of communicating with the Holders of Receipts in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts. The Depositary shall deliver or cause to be delivered to the Company at the address specified in section 7.05 a copy of such register at the end of each calendar quarter in such manner as shall permit the Company to present such copy to the SVS in accordance with applicable Chilean law. At the written request of the Company, the Company shall have the right to (i) inspect transfer and registration records of the Depositary or its agent and take copies thereof and (ii) require the Depositary or its agent, the Registrar and any co-transfer agents or co-registrars to supply promptly copies of such portions of such records as the Company may reasonably request. The Depositary shall also deliver or cause to be delivered to the Company at the address specified in Section 7.05 within 10 business days after the end of each month a record of the transfers of Receipts during such month, including the number of Receipts transferred, the names of the Transferors and transferees and the domiciles of the transferees.

         The Depositary, after consultation with the Company, may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder.

         If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or, at the request of or with the approval of the Company, appoint a Registrar or one or more co-registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges or system or systems. Such Registrar or co-registrars may be removed and a substitute appointed by the Depositary upon the request or with the approval of the Company.

         SECTION 5.02. Prevention or Delay in Performance by the Depositary or
                       -------------------------------------------------------
the Company. Neither the Depositary nor the Company shall incur any liability to
-----------
any Holder of any Receipt if, by reason of any provision of any present or future law of the United States or Chile or any other country, or of any other governmental authority (including any action by the Central Bank under the Foreign Exchange Contract), or by reason of any provision, present or future, of the Foreign Exchange Contract and or the Estatutos of the Company or the Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented or forbidden from, or be subject to any civil or criminal penalty on account of, or delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement or the Foreign Exchange Contract it is provided shall be done or performed or the Depositary or the Company shall be obligated to do or perform any act which obligation is inconsistent with the provisions of this Deposit Agreement; nor shall the Depositary or the Company incur any liability to any Holder of a Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement.

         SECTION 5.03. Obligations of the Depositary, the Custodian and the
                       ----------------------------------------------------
Company. The Company assumes no obligation nor shall it be subject to any
-------
liability under this Deposit Agreement to Holders of Receipts, except that it agrees to use its best judgment and good faith in the performance of its obligations set forth in this Deposit Agreement.

         The Depositary assumes no obligation nor shall it be subject to any liability under this Deposit Agreement to the Holders of Receipts (including, without limitation, liability with respect to the validity or worth of the Deposited Securities) other than that it agrees to perform its obligations as set forth in this Deposit Agreement without negligence or bad faith.

         Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of a Custodian being solely to the Depositary.

         Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information.

         The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or failure to act is in good faith.

         Subject to the laws of Chile and the Estatutos of the Company, the Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

         No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.

         SECTION 5.04. Resignation and Removal of the Depositary Appointment of
                       --------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary
--------------------
hereunder upon 90 days written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

         The Depositary may at any time be removed by the Company upon 90 days written notice of such removal effective upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

         In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder and a new Chapter XXVI Agreement among the Central Bank, the Company and such successor depositary, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Holders of all outstanding Receipts and such other books and records maintained by such predecessor with respect to its function as Depositary hereunder. Any such successor depositary shall promptly mail notice of its appointment to the Holders of Receipts. The Depositary agrees that it will, after the appointment of any successor depositary, continue to cooperate with the Company and such successor depositary to arrange for the execution of an amendment to or a replacement of the Foreign Exchange Contract, and the Depositary shall be reimbursed for its reasonable out of pocket expenses in connection therewith.

         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         SECTION 5.05. The Custodian. The Depositary has initially appointed
                       -------------
Banco de Chile as custodians and agents of the Depositary for the purpose of this Deposit Agreement. A Custodian in acting hereunder shall be subject at all times and in all respects to the directions of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon such resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian or custodians, which shall thereafter be the Custodian hereunder. Whenever the Depositary in its discretion determines that it is in the best interest of the Holders of Receipts to do so, it may appoint a substitute custodian, which shall thereafter be the Custodian hereunder, and upon demand of the Depositary the predecessor custodian shall deliver the Deposited Securities held by it to such substitute custodian and such other books and records maintained by such predecessor with respect to its function as the Custodian hereunder. Each such substitute custodian shall deliver to the Depositary and the Company, forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary.

Immediately upon any such change, the Depositary shall give notice thereof in writing to the Company and all Holders of Receipts.

         Upon the appointment of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of any Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

         SECTION 5.06. Notices and Reports. Upon the giving of notice by the
                       -------------------
Company, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company agrees to transmit to the Depositary and to each Custodian a copy of the notice thereof in the form given to holders of such Shares or other Deposited Securities. The Company shall, at its expense, also arrange for the translation into English, if not already in English, to the extent required pursuant to any regulations of the Commission and for the prompt transmittal to the Depositary of sufficient copies of such notices and of any other notices, reports and communications which are generally made available by the Company to holders of Shares (including, without limitation, the Company's annual report to shareholders containing audited annual financial statements).

         The Depositary will, at the Company's expense, arrange for the prompt transmittal by any Custodian to the Depositary of such notices and any other reports and communications which are made generally available by the Company to holders of its Shares, and arrange for the mailing, at the Company's expense, of copies thereof to all Holders of Receipts.

         SECTION 5.07. Issuance of Additional Shares, Etc. In the event of any
                       ----------------------------------
issuance of additional Shares or of other securities (including rights and convertible or exchangeable securities) as a dividend or distribution with respect to the Shares or other Deposited Securities evidenced by Receipts to the holders of Shares, the Company agrees that with respect to such issuance to Holders, the Company will forward to the Depositary written instructions as to the manner in which the Depositary is to effect actual delivery and, after the Depositary has received the advice of its counsel and upon the Depositary's reasonable request, the Company will promptly furnish to the Depositary a written opinion from counsel for the Company in the United States to the effect that such dividend or distribution will not violate the Securities Act of 1933.

         The Depositary will comply with written instructions of the Company not to accept for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with securities laws in the United States.

         The Company agrees with the Depositary that neither the Company nor any company controlled by the Company will at any time deposit any Shares, either upon original issuance or upon a sale of Shares previously issued and reacquired by the Company or by any company under its control unless a Registration Statement is in effect as to such Shares under the Securities Act of 1933 or unless the offering and sale of such Shares is exempt from registration under the provisions of such Act or the transaction is exempt under such Act. In the event that the Company relies upon an exemption, the Company agrees that it will provide the Depositary with a written statement as to the exemption upon which the Company so relies and, if the Depositary reasonably requests, the Company will furnish to the Depositary a written opinion of counsel to the effect that the offering and sale of such Shares is exempt from registration under the provisions of the Securities Act of 1933. Neither the Depositary or the Company shall be obligated to file a registration statement for such Shares pursuant to the Securities Act of 1933. In such case, Holders would not be permitted to purchase such Shares.

         SECTION 5.08. Indemnification. The Company agrees to indemnify the
                       ---------------
Depositary and any Custodian against, and hold each of them harmless from, any liability or expense which may arise (a) out of acts performed or omitted in accordance with the provisions of this Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or a Custodian, except for any liability or expense arising out of the negligence or bad faith of either of them or (b) out of or in connection with any offer or sale of Receipts, American Depositary Shares or other Deposited Securities or any prospectus or registration statement under the Security Act of 1933 in respect thereof, except to the extent that such liability or expense arises out of information relating to the Depositary or the Custodian, as applicable, furnished in writing to the Company by the Depositary or Custodian, as applicable, expressly for use in any registration statement, proxy statement, prospectus (or placement memorandum) or preliminary Prospectus

(or preliminary placement memorandum) relating to the Shares represented by the American Depositary Shares, or omissions of such information or (ii) by the Company or any of its agents.

         The Depositary agrees to indemnify the Company and hold it harmless from any liability which may arise out of acts performed or omitted by the Depositary due to the negligence or bad faith of the Depositary.

         If any action or claim shall be brought or threatened to be brought against any party in respect of which indemnity may be sought pursuant to
Section 5.08 (the "indemnified party"), the indemnified party shall, as soon as practicable (or, in the case of any action or claim which is threatened to be brought, as soon as practicable after such party becomes aware of the same), notify the party against whom indemnity may be sought (the "indemnifying party") in writing of such action or claim, and the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party; provided,
                                                                       --------
however, that the indemnifying party shall not be entitled to assume such
-------
defense if the indemnified party reasonably objects on the ground that there may be legal defenses available to it which are different from or in addition to those available to the indemnifying party; in such circumstances, and also in the event of any action or claim being brought or threatened to be brought against any of the parties hereto, the other parties hereto shall provide, to the party against whom such action or claim is brought or threatened to be brought, such information and assistance as such party shall reasonably request, subject always to the provisions of the indemnity contained in Section 5.08. Each party shall to the extent reasonable and practicable in all circumstances consult with each of the other parties as and when reasonably requested by such party in respect of any action or claim referred to in Section 5.08. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, unless the indemnified objects within a reasonable period as provided above, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation. In no event shall the indemnifying party, in connection with any one such proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for fees and expenses of more than one counsel for the indemnified party (in addition to one local counsel in each such jurisdiction). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld.

         The obligations set forth in Section 5.08 shall survive the termination of this Deposit Agreement and the succession or substitution of any indemnified person.

         SECTION 5.09. Charges of Depositary. The Company agrees to pay all
                       ---------------------
charges and out-of-pocket expenses of the Depositary as shown in Exhibit B annexed hereto, and those of the Foreign Registrar, in each case other than (1) the fees of the Depositary for the execution and delivery of Receipts pursuant to Section 2.03 and the surrender of Receipts pursuant to Section 2.05, (2) taxes and other governmental charges, (3) such fees as may from time to time be in effect for the registration, exchange or transfer of Shares generally on the share register of the Company and accordingly applicable to transfers of Shares to the name of the Depositary or its nominee or a Custodian or its nominee on the making of deposits hereunder, (4) such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders of Receipts, (5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.06 and (6) overhead expense (including, without limitation, salaries and benefits of employees) incident to the administration in the ordinary course of this Deposit Agreement. Any other charges and expenses of the Depositary hereunder will be paid by the Company after consultation and agreement between the Depositary and the Company as to the amount and nature of such charges and expenses. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of any Custodian hereunder are for the sole account of the Depositary.

         SECTION 5.10. Certain Rights of the Depositary; Limitations. Subject to
                       ----------------------------------------------
the further terms and provisions of this Section 5.10, the Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts; provided, however, that the Depositary reserves the right to (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 and (ii) deliver shares prior to the receipt and cancellation of Receipts pursuant to
Section 2.05, including Receipts which were issued under (i) above but for which Shares may not have been received. The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such transaction shall be (a) accompanied by (x) a written representation by the person or entity (the "Applicant") to whom Receipts are issued or Shares delivered that at the time the Depositary issues such Receipts or delivers such Shares, the Applicant or its customer owns the Shares or Receipts to be delivered to the Depositary, or (y) such evidence of ownership of Shares or Receipts as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares or Receipts in trust for the Depositary until their delivery to the Depositary or custodian, reflect on its records the Depositary as owner of such Shares or Receipts and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days' notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it under (i) above and outstanding at any time, generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which Shares are on deposit with the Depositary or custodian; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as the Depositary deems appropriate. The Depositary shall also set limits with respect to the number of Receipts and shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.

         Collateral provided by an Applicant for Receipts or Shares, but not the earnings thereon, shall be held for the benefit of the Holder. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.


                                   ARTICLE VI

                            AMENDMENT AND TERMINATION

         SECTION 6.01. Amendment. The form of the Receipts and any provisions of
                       ---------
this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the issuance, execution and delivery or cancellation of Receipts and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of 60 days after the Depositary shall have given a notice of amendment of this Deposit Agreement to the Holders of outstanding Receipts. Every Holder of a Receipt at the time any amendment of this Deposit Agreement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. Except in order to comply with mandatory provision of any applicable laws, in no event shall any amendment impair the right of the Holder of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby.

         SECTION 6.02. Termination. The Depositary shall at any time at the
                       -----------
direction of the Company terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 60 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04 within such 60 days. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Deposited Securities then held hereunder and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it hereunder, without liability for interest in an unsegregated escrow account, for the pro rata benefit of the Holders of Receipts which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit

Agreement, except to account for such net proceeds and other cash. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

                                  ARTICLE VII

                                 MISCELLANEOUS

         SECTION 7.01. Counterparts. This Deposit Agreement may be executed in
                       ------------
any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and any Custodian hereunder and shall be open to inspection by any Holder of a Receipt during business hours.

         SECTION 7.02. No Third Party Beneficiaries. This Deposit Agreement is
                       ----------------------------
for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

         SECTION 7.03. Severability. In case any one or more of the provisions
                       ------------
contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no wise be affected, prejudiced or disturbed thereby.

         SECTION 7.04. Holders Parties; Binding Effect. The Holders of Receipts
                       -------------------------------
from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

         SECTION 7.05. Notices. Any and all notices to be given to the Company
                       -------
shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Santo Domingo 789, Santiago de Chile, Chile, or at such other place which the Company may designate by giving notice thereof in writing to the Depositary and the Custodian.

         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, Attention: ADR Department, or any other place to which the Depositary may have transferred its Principal Office and given notice thereof.

         Any and all notices to be given to any Holder of a Receipt shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address designated in such request.

         Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder of a Receipt, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

         SECTION 7.06. Governing Law. This Deposit Agreement and the Receipts
                       -------------
shall be interpreted and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York.

         SECTION 7.07. Compliance with U.S. Securities Laws. Notwithstanding
                       ------------------------------------
anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

         IN WITNESS WHEREOF, ENERSIS S.A. and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders of Receipts shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.



                                        ENERSIS S.A.


                                        By       /s/ Jose Yuraszeck
                                           -------------------------------------
                                                Name:  JOSE YURASZECK
                                                Title: CHIEF EXECUTIVE OFFICER



                                        CITIBANK N.A.


                                        By   /s/ Mary Lou Kelley
                                           -------------------------------------
                                                Mary Lou Kelley
                                                Vice President

         IN WITNESS WHEREOF, ENERSIS S.A. and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders of Receipts shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.

                                                     ENERSIS S.A.


                                                     By ------------------------
                                                            Name:
                                                            Title:


                                                     CITIBANK, N.A.


                                                     By
                                                        ------------------------
                                                             Mary Lou Kelley
                                                             Vice President

                                                                       EXHIBIT A






                           (FORM OF FACE OF RECEIPT]

Number_____________                                   AMERICAN DEPOSITARY SHARES
                                                              (EACH REPRESENTING
                                                                          RIGHTS
                                                              ATTRIBUTABLE TO 50
                                                                         SHARES)


                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  REPRESENTING

                                DEPOSITED SHARES

                                       OF

                                  ENERSIS S.A.

              (Organized under the laws of the Republic of Chile)

         The Holder of this Receipt is advised that the rights to convert into Dollars the Pesos received in connection with the Deposited Securities and remit abroad dividends and other payments are contingent upon the satisfaction of the terms and conditions set forth in the Foreign Exchange Contract referred to herein. Shares withdrawn from the facility may only be redeposited into the facility subject to the satisfaction of certain conditions. Further, access to the formal currency market is not automatic under the Foreign Exchange Contract which requires the approval of the Central Bank of Chile (the "Central Bank") (which will be deemed to have been given seven banking days after a request has been made therefor). In addition, while under current Chilean law the Foreign Exchange Contract cannot be amended unilaterally by the Chilean Government, additional restrictions on the benefits of the Foreign Exchange Contract could be imposed by the Chilean Government. Transferees of withdrawn shares are not entitled to the rights set forth in the Foreign Exchange Contract.

         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as Depositary (herein called the "Depositary"), hereby certifies that ________________________ _is the owner of American Depositary Shares, representing deposited shares, without nominal/par value, or evidence of rights to receive such shares (herein called the "Shares"), of Enersis S.A., a corporation organized under the laws of the Republic of Chile (herein called the "Company"). At the date of the Deposit

Agreement (as hereinafter defined), each American Depositary Share represents rights attributable to 50 Shares deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Banco de Chile.

         (1) The Deposit Agreement. This American Depositary Receipt is one of
             ---------------------
an issue (herein called the "Receipts"), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of October 18, 1993 (herein called the "Deposit Agreement"), by and among the Company, the Depositary and all Holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Deposit Agreement sets forth the rights of Holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the principal offices of the Depositary and the Custodians. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified in their entirety by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Terms defined in the Deposit Agreement and not otherwise defined herein have the same defined meanings set forth in the Deposit Agreement.

         (2) Surrender of Receipts and Withdrawal of Deposited Securities. Upon
             ------------------------------------------------------------
surrender at the Principal Office of the Depositary of this Receipt, and upon payment of the fee of the Depositary provided in Paragraph (6) of this Receipt and of all taxes, duties and other governmental charges and fees payable in connection herewith, and upon delivery of any certifications required pursuant to the laws of Chile, and subject to the terms and conditions of the Deposit Agreement, the Estatutos of the Company and the Deposited Securities, the Holder hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by such Receipt. Delivery of Deposited Securities may be made by the delivery of certificates, to the extent such Deposited Securities may be represented by certificates, which, if required by law, shall be properly endorsed or accompanied by properly executed instruments of transfer, and if such certificates may be so registered, registered in the name of such Holder, or as ordered by such Holder or properly endorsed or



_____________________
* Subject to amendment as provided in Article IV of the Deposit Agreement.

accompanied by proper instruments of transfer. Notwithstanding any provision of this Deposit Agreement or the Receipts, the Depositary may restrict withdrawals of Deposited securities only for the reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act of 1933.

         Simultaneously with the delivery of Deposited Securities to the Holder or its designee, the Custodian, pursuant to the Foreign Exchange Contract, will issue or cause to be issued to the Holder or such designee a certificate which states that the Deposited Securities have been transferred to the Holder or its designee by the Depositary and that the Depositary waives in favor of the Holder or its designee the right of access to the formal foreign exchange market relating to such withdrawn Deposited Securities.

         For purposes of a tax ruling dated January 29, 1990 issued by the Chilean Internal Revenue Service regarding certain tax matters relating to American Depositary Shares and American Depositary Receipts, the acquisition value of any Share or other Deposited Security upon its withdrawal by a Holder upon surrender of the corresponding Receipt shall be the highest reported sales price of such Share or other Deposited Security on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange") on the day on which the transfer of such Share or other Deposited Security from the Depositary to such Holder is recorded on the books of the Foreign Registrar. In the event that the shares or other Deposited Securities are not then traded on the Santiago Stock Exchange, such value shall be the highest reported sales price on the principal stock exchange or other organized securities market in Chile on which such Shares or other Deposited Securities are then traded. In the event that no such sales price is reported on the day on which such transfer is recorded on the books of the Foreign Registrar, such value shall be deemed to be the highest sales price reported, provided, that if such day is more than 30 days prior to the date of such transfer, such price shall be increased by the percentage increase over the corresponding period in the Chilean consumer price index as reported by the pertinent governmental authority of Chile.

         (3) Transfers, Split-ups and Combinations. This Receipt is transferable
             -------------------------------------
on the books of the Depositary by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by law; provided, however, that the Depositary after consultation with
                 --------  -------
the Company may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or a Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer, registration or conversion fee with respect thereto and payment of any applicable fees as provided in Paragraph (6) of this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any laws or governmental regulations relating to American Depositary Receipts or to the withdrawal of Deposited Securities.

         The Depositary may refuse to execute and to deliver
Receipts, register the transfer of any Receipt or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or proper or as the Company may reasonably require by written request to the Depositary and the Custodian. After consultation with the Company, the delivery of Receipts against deposits of particular Shares may be withheld, or the delivery of Receipts against the deposit of Shares generally may be suspended, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company are closed, if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time. The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares which are required to be registered under provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States, unless a registration statement is in effect as to such Shares. The Depositary will comply with written instructions of the Company to not accept for deposit under the Deposit Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with securities laws in the United States.

         (4) Liability of Holder for Taxes. If any tax or other governmental
             -----------------------------
charge shall become payable with respect to any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of Deposited Securities represented hereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency.

         (5) Agreements by Depositor. Any person presenting Shares for deposit
             -----------------------
or any Holder of a Receipt may be required from time to time to file such proof of citizenship or residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership, or such information relating to the registration on the books of the Company or the Registrar, if applicable, of the Shares presented for deposit or other information, to execute and deliver such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares are validly issued, fully paid non-assessable, free of any preemptive rights and that the person making such deposit is duly authorized so to do. Every such person will also be deemed to represent that the deposit of Shares or sale of Receipts by that person is not restricted under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

         (6) Charges of Depositary. The Depositary will charge the party to
             ---------------------
whom Receipts are delivered against deposits, and the party surrendering Receipts for delivery of Deposited Securities, $5.00 for each 100 American Depositary Shares (or portion thereof) represented by the Receipts issued or surrendered. In addition, Holders will pay all other charges and customary expenses as are incurred by the Depositary in connection with its obligations and duties under the Deposit Agreement as stated in the Deposited Agreement and Exhibit B thereof. The Company will pay the other charges of the Depositary and those of any Registrar under the Deposit Agreement, with the exception of (i) taxes and other governmental charges, (ii) share transfer, exchange or registration fees on deposits and withdrawals of Shares, (iii) such cable, telex and facsimile transmission and delivery charges as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Holders of Receipts, and (iv) such expenses as are incurred by the Depositary in the conversion of foreign currency into dollars.

         All such charges may be changed by agreement between the Depositary and the Company at any time and from time to time, effective only after 90 days' notice thereof is given to Holders.

         (7) Title to Receipt. It is a condition of this Receipt, and every
             ----------------
successive Holder hereof by accepting or holding the same consents and agrees, that title to this Receipt (and to the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement, and for all other purposes.

         (8) Validity of Receipt. This Receipt shall not be entitled to any
             -------------------
benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a Registrar for the Receipts shall have been appointed, such signature may be a facsimile if this Receipt is countersigned by the manual signature of a duly authorized officer of such Registrar.

         (9) Available Information. The Company is subject to the periodic
             ---------------------
reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission. These public reports can be inspected by the Holder of this Receipt and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

         (10)  Disclosure of Beneficial Ownership. To the extent that provisions
               ----------------------------------
of or governing any Deposited Securities may require the disclosure of beneficial or other ownership of Deposited Securities, other Shares and other securities to the Company and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the Depositary shall use its reasonable efforts to comply with Company instructions as to

Receipts in respect of any such enforcement or limitation and Holders shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions.

         (11) Compliance with Chilean Law. Pursuant to a Circular Letter of the
              ---------------------------
SVS dated June 28, 1990, Holders are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Holders shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile. Article 12 requires that, among other things, Holders report to the SVS and the stock exchanges in Chile on which the Shares are listed:

          (a) any direct or indirect acquisition or sale of Receipts that results in the Holder acquiring or disposing of, directly or indirectly, the right to own 10% or more of the total share capital of the Company; and

          (b) any direct or indirect acquisition or sale of Receipts or options to buy or sell Receipts, in any amount, made by (i) a Holder that owns Receipts representing 10% or more of the Shares or (ii) a director, general manager or manager of the Company.

Article 54 requires that, among other things, any Holder intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045), of the Company (a) publish a notice of such intention in a newspaper in Chile disclosing the price and terms of any such acquisition at least five days prior to the actual acquisition and (b) send a written notice of such intention to the SVS and the stock exchanges in Chile on which the Shares are listed prior to such publication.

Dated:

                                                CITIBANK, N.A., as Depositary


                                                By______________________________
                                                  (Authorized Officer)

         The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043.

                          (FORM OF REVERSE OF RECEIPT)

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

         (12) Dividends and Distributions; Rights. Whenever the Custodian or
              -----------------------------------
Depositary shall receive any cash dividend or other cash distribution on the Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a currency other than United States dollars can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States, and, subject to the provisions of the Deposit Agreement, convert or cause to be converted such dividend or distribution into United States dollars and shall distribute the amount thus received to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the amount distributed shall be
                      --------  -------
reduced by any amounts required to be withheld by the Company, its agent or the Depositary or a Custodian on account of taxes. If in the judgment of the Depositary amounts received in currency other than United States dollars may not be converted on a reasonable basis into United States dollars transferable to the United States, or may not be so convertible for all of the Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders of Receipts entitled thereto and may distribute the balance of such currency received and not so convertible by the Depositary to, or hold such balance for the account of, the Holders of Receipts entitled thereto. If in the opinion of the Depositary any distribution other than cash, rights or Shares upon any Deposited Securities cannot be made proportionately among the Holders of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may, with the approval of the Company, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale, at such place or places and upon such terms as it may deem proper) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders of Receipts entitled thereto as in the case of a distribution received in cash. If any distribution upon any Deposited securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and will, if the Company shall so request, distribute to the Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution subject to the terms of the Deposit Agreement, including the withholding of any tax or other governmental charge. In lieu of issuing Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, converted into United States dollars if not in such dollars (if such conversion may in the judgment of the Depositary be achieved on a reasonable basis), to the Holders of Receipts entitled thereto. If additional Receipts are not so distributed (except as provided in the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. Notwithstanding the foregoing, in the event that the Depositary determines that a distribution in Shares may not legally be made to some or all Holders of Receipts, the Depositary may sell such Shares and remit the proceeds thereof to the Holders of Receipts entitled thereto as in the case of a distribution in cash. In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any nature, the Depositary, after consultation with the Company, shall have discretion as to whether and how such rights are to be made available to the Holders of Receipts; provided, however, that the Depositary shall, if requested by the Company, either (a) make such rights available to Holders of Receipts by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of any such sale for the account of the Holders of Receipts otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise. If the registration of the securities to which such rights relate is required under the Securities Act of 1933, no rights shall be made available to Holders in the United States or to any U.S. person (each as defined in Regulation S under the Securities Act of 1933) unless such securities are registered or exempt from registration under such Act, provided,
                                                                      --------
that the Company shall have no obligation to file a registration statement or endeavor to have a registration statement declared effective.

         (13) Record Dates. Whenever any cash dividend or other cash
              ------------
distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary will fix a record date (which to the extent practicable shall be the same record date set by the Company for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to exercise any voting rights at such meeting, subject to the provisions of the Deposit Agreement.

         (14) Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice containing (a) such information as is contained in the solicitation materials, if any, and (b) a statement that each Holder at the close of business on a specified record date will be entitled, subject to the provisions of or governing Deposited Securities (including, without limitation, any applicable provision of Chilean law and of the Estatutos of the company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the American Depositary Shares evidenced by such Holders' Receipts. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities presented by the American Depositary Shares evidenced by such Holder's Receipts in accordance with any instructions set forth in such request. The Depositary shall not itself exercise any voting discretion over any Deposited Securities. If no instructions are received by the Depositary from any Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Holder's Receipts on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board or to a person designated by him, to vote the Deposited Securities on any matters other than contested matters (it being understood that an election of Directors at an annual or extraordinary meeting of shareholders is not a contested matter) matters that may affect substantially the rights or privileges attributable to the Deposited Securities represented by the American Depositary Shares evidenced by such Holder's Receipts, and the Depositary shall give a discretionary proxy with full power of substitution to the Chairman of the Board or to a person designated by him to vote the Deposited Securities on any such matters, provided that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which the Chairman of the Board directs the Depositary that he does not wish such proxy to be given. No such proxy shall continue in effect beyond 5 P.M., Santiago Time, on the penultimate day of any calendar month.

         (15) Changes Affecting Deposited Securities. Upon any change in nominal
              --------------------------------------
value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.

         (16) Reports; Inspection of Transfer Books. The Depositary will make
              -------------------------------------
available for inspection by Holders of Receipts at its Principal Office any reports and communications received from the Company which are received by the Depositary as the holder of the Deposited Securities and made generally available to the holders of Deposited Securities. The Depositary will also send to Holders of Receipts copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Company and Holders of Receipts, provided that such inspection shall not be for the purpose of communicating with Holders of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

         (17) Taxation. Notwithstanding any other provision of the Deposit
              --------
Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or other governmental charge, by public or private sale, at such place or places and upon such terms as it may deem proper, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Holders of Receipts entitled thereto.

         (18) Certain Rights of the Depositary; Limitations.
              ---------------------------------------------
Subject to the further terms and provisions of this paragraph, the Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts; provided, however, that the Depositary reserves the right to (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to
Section 2.05, including Receipts which were issued under (i) above but for which Shares may not have been received. The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such transaction shall be (a) accompanied by (x) a written representation by the person or entity (the "Applicant") to whom Receipts are issued or Shares delivered that at the time the Depositary issues such Receipts or delivers such Shares, the Applicant or its customer owns the Shares or Receipts to be delivered to the Depositary, or (y) such evidence of ownership of Shares or Receipts as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares or Receipts in trust for the Depositary until their delivery to the Depositary or custodian, reflect on its records the Depositary as owner of such Shares or Receipts and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days notice, and
(e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it under (i) above and outstanding at any time, generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which Shares are on deposit with the Depositary or custodian; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.

         Collateral provided by an Applicant for Receipts or Shares, but not the earnings thereon, shall be held for the benefit of the Holder. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.

         (19) Liability of the Company and the Depositary. Neither the Company
              -------------------------------------------
nor the Depositary shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of any country or of any governmental authority (including any action by the Central Bank under the Foreign Exchange Contract), or by reason of any provision, present or future, of the Foreign Exchange Contract and Estatutos of the Company or the Deposited Securities, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company shall be prevented or forbidden, or be subject to any civil or criminal penalty on account of, or delayed from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed or the Depositary or the Company shall be obligated to do or perform any act which obligation is inconsistent with the provisions of the Deposit Agreement; nor shall the Depositary or the Company incur any liability to any Holder of a Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise any discretion provided in the Deposit Agreement. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders of Receipts, except that they agree to use their best judgment and good faith in the performance of such duties as are specifically set forth in the Deposit Agreement. Neither the Company nor the Depositary shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of a Custodian being solely to the Depositary. Neither the Company nor the Depositary shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or inaction is in good faith.

Subject to the laws of Chile and the Estatutos of the Company, the Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

         (20) Resignation and Removal of Depositary; Substitution of the
              ----------------------------------------------------------
Custodian. The Depositary may at any time resign as Depositary under the Deposit
---------
Agreement upon 90 days written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company upon 90 days written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The term "Depositary" shall also refer to any successor depositary appointed pursuant to this Paragraph (20). The Depositary may at any time appoint a substitute custodian and the term "Custodian" shall also refer to such substitute.

         (21) Amendment of Deposit Agreement and Receipts. The Receipts and the
              -------------------------------------------
Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the execution and delivery or the cancellation of Receipts and taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder of a Receipt at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder hereof to surrender this Receipt and receive therefor the Deposited Securities represented hereby.

         (22) Termination of Deposit Agreement. The Depositary will at any time
              --------------------------------
at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 60 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement (upon 60 days' notice to the Holders) at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment within such 60 days. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of Receipts, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to Deposited Securities, the sale of rights and the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, without liability for interest, for the pro rata benefit of the Holders of Receipts not theretofore surrendered. Thereafter the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement, except for its obligations to the Depositary under Sections
5.08 and 5.09 of the Deposit Agreement.

         (23) Compliance with U.S. Securities Laws. Notwithstanding anything in
              ------------------------------------
the Deposit Agreement to the contrary, the Company and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to,
Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

                    (d) Opinion of counsel to the Depositary

                                         Frettra M. Miller
                                         Vice President and
                                         Senior Counsel



  Tel212/657-2150
  Fax212/657-3744
  frettra.m.miller@citigroup.com



  December 3, 2003


  Citibank, N.A.
  ADR Department
  111 Wall Street
  New York, NY  10043

  Re: American Depositary Receipts evidencing American Depositary Shares each Representing fifty (50) common shares, without par value, of Enersis S.A.

  Ladies and Gentlemen:

  I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Amended and Restated Deposit Agreement, dated as of June 1, 1994, by and among Citibank, N.A., as depositary, Enersis S.A., a corporation organized and existing under the laws of the Republic of Chile (the "Company"), and all Holders from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will represent fifty (50) common shares, no par value, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

  Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

  I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

  I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

  Very truly yours,

  /s/ Frettra M. Miller

  Frettra M. Miller

(e) Certification under Rule 466

                          Certification under Rule 466


 The Depositary, Citibank, N.A., represents and certifies the following:

 (1) That it previously had filed a Registration Statement on Form F-6 (Enersis S.A., File No. 33-75120), which the Commission declared effective, with terms of deposit identical to the terms of this Registration Statement.

 (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                         Citibank, N.A., as depositary





                                          By:    /s/ Mildred Quinones-Holmes
                                              ----------------------------------
                                         Name:  Mildred Quinones-Holmes
                                         Title: Vice President